SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996.) For the fiscal year ended June 30, 2002.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) For the transition period from to .

Commission file Number 0-4090.

                A.  Full title of the plan and the address of the plan, if different from that of the issuer named below

Analysts International Corporation Savings and Investment Plan

                B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Analysts International Corporation

3601 West 76th Street

Minneapolis, MN 55435

(952) 835–5900

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

INDEPENDENT AUDITORS’ REPORT

Savings and Investment Plan Committee

Analysts International Corporation

Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for plan benefits of Analysts International Corporation Savings and Investment Plan (the Plan) as of June 30, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits as of June 30, 2002 and 2001 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental information by fund for the years ended June 30, 2002 and 2001, the supplemental schedules of Assets Held for Investment Purposes as of June 30, 2002 and Reportable Transactions for the year ended June 30, 2002 are presented for purposes of additional analysis of the basic financial statements and for complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information and schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

September 27, 2002

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	June 30
	2002	2001
ASSET — Investments, stated at market value	$75,743,767	$92,444,089
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$75,743,767	$92,444,089

See notes to financial statements.

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR PLAN BENEFITS

	Year Ended June 30
	2002	2001
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year	$92,444,089	$115,774,435
ADDITIONS:
Investment income	2,513,228	9,204,203
Contributions by employer	1,009,499	1,134,650
Contributions by participants	10,798,658	20,400,502
Net depreciation in market value of investments	(17,547,528)	(40,729,785)
	(3,226,143)	(9,990,430)

DEDUCTIONS:
Distributions to participants	13,471,929	13,338,591
Loan Fees	2,250	1,325

NET DEDUCTIONS	(16,700,322)	(23,330,346)

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year	$75,743,767	$92,444,089

See notes to financial statements.

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL INFORMATION ON CHANGES IN NET ASSETS

AVAILABLE FOR PLAN BENEFITS BY TYPE OF FUND

YEARS ENDED JUNE 30, 2002 AND 2001

	Money Market	U.S. Govt. Trust	High Yield Trust	Growth & Income	Voyager Fund	Global Growth	OTC Emerging Growth	International Growth

NET ASSETS AVAILABLE FOR PLAN BENEFITS as of June 30, 2000	$6,741,839	$3,729,134	$3,862,691	$16,961,355	$39,033,969	$8,362,126	$15,822,747	$3,179,069

ADDITIONS:
Investment Income	319,664	252,140	423,137	586,937	3,244,863	1,037,532	2,216,060	249,170
Contributions by employer
Contributions by participants	959,114	928,104	393,563	3,724,302	5,219,055	1,187,819	2,537,515	1,297,131
Loan payments	17,781	18,168	16,155	86,216	158,191	54,972	116,634	24,250
Net (depreciation) appreciation in market value of investments		88,181	(645,265)	1,079,099	(14,543,393)	(4,200,290)	(11,996,905)	(1,046,049)
	1,296,559	1,286,593	187,590	5,476,554	(5,921,284)	(1,919,967)	(7,126,696)	524,502

DEDUCTIONS:
Distributions to participants	1,596,177	681,064	432,701	2,246,262	4,002,123	782,757	1,317,560	504,740
Loan fees	112	90	94	295	311	58	101	86
Loan withdrawals	51,015	38,150	42,550	122,377	239,067	57,243	62,879	28,637
	1,647,304	719,304	475,345	2,368,934	4,241,501	840,058	1,380,540	533,463

INTERFUND TRANSFERS	(983,895)	652,027	(147,487)	(584,008)	74,530	(442,676)	(493,726)	(14,785)

NET ADDITIONS (DEDUCTIONS)	(1,334,640	1,219,316	(435,242)	2,523,612	(10,088,255)	(3,202,701)	(9,000,962)	(23,746)

NET ASSETS AVAILABLE FOR PLAN BENEFITS as of June 30, 2001	$5,407,199	$4,948,450	$3,427,449	$19,484,967	$28,945,714	$5,159,425	$6,821,785	$3,155,323

ADDITIONS:
Investment Income	135,778	282,481	387,138	541,750	1,035,604
Contributions by employer
Contributions by participants	916,410	495,695	314,387	1,283,363	1,730,054	654,583	1,027,113	597,968
Loan payments	52,037	41,813	17,307	83,405	126,857	37,317	48,911	26,434
Net (depreciation) appreciation in market value of investments		124,297	(440,724)	(3,125,879)	(7,857,444)	(1,152,248)	(2,585,647)	(308,031)
	1,104,225	994,286	278,108	(1,217,361)	(4,964,929)	(460,348)	(1,509,623)	316,371

DEDUCTIONS:
Distributions to employer
Distributions to participants	1,277,444	1,208,252	540,816	2,492,883	3,482,508	766,646	818,926	506,462
Loan fees	238	93	91	420	488	164	154	169
Loan withdrawals	49,234	28,028	19,110	142,805	166,556	43,392	48,440	41,888
	1,326,916	1,236,373	560,017	2,636,108	3,649,552	810,202	867,520	548,519

INTERFUND TRANSFERS	1,064,857	314,369	53,409	(279,455)	(1,296,035)	(249,849)	(238,931)	47,697

NET ADDITIONS (DEDUCTIONS)	842,166	22,282	(228,500)	(4,132,924)	(9,910,516)	(1,520,399)	(2,616,074)	(184,451)

NET ASSETS AVAILABLE FOR PLAN BENEFITS as of June 30, 2002	$6,249,365	$4,970,732	$3,198,949	$15,352,043	$19,035,198	$3,639,026	$4,205,711	$2,970,872

					Neuberger Berman Genesis Trust			AiC Stock	Total
	Capital Opportunities	Vanguard 500	Janus Mercury	Janus G & I			Loan Fund
						Pending
NET ASSETS AVAILABLE FOR PLAN BENEFITS as of June 30, 2000		$322,320	$1,564,396	$903,903		$-	$1,024,182	$14,266,704	$115,774,435

ADDITIONS:
Investment Income		8,646	264,449	68,240			66,313	467,052	9,204,203
Contributions by employer								1,134,650	1,134,650
Contributions by participants		866,259	1,407,827	836,775			115,888	927,150	20,400,502
Loan payments		12,549	33,141	20,375			(610,761)	52,329	-
Net (depreciation) appreciation in market value of investments		(124,531)	(1,146,377)	(316,901)				(7,877,354)	(40,729,785)

		762,923	559,040	608,489		-	(428,560)	(5,296,173)	(9,990,430)

DEDUCTIONS:
Distributions to participants		148,846	298,048	138,783			233,293	956,237	13,338,591
Loan fees		46	44	32				56	1,325
Loan withdrawals		24,379	9,894	9,484			(721,122)	35,447	-
		173,271	307,986	148,299		-	(487,829)	991,740	13,339,916

INTERFUND TRANSFERS		446,675	826,704	619,366		148		47,127

NET ADDITIONS (DEDUCTIONS)		1,036,327	1,077,758	1,079,556		148	59,269	(6,240,786)	(23,330,346)

NET ASSETS AVAILABLE FOR PLAN BENEFITS as of June 30, 2001		$1,358,647	$2,642,154	$1,983,459		$148	$1,083,451	$8,025,918	$92,444,089

ADDITIONS:
Investment Income		22,185	5,342	16,648			68,313	17,989	2,513,228
Contributions by employer								1,009,499	1,009,499
Contributions by participants	19,685	1,043,272	1,116,927	1,010,844	40,384			547,973	10,798,658
Loan payments	401	33,267	46,555	26,381	2,501		(593,294)	50,108	-
Net (depreciation) appreciation in market value of investments	(26,189)	(355,048)	(1,028,676)	(398,695)	(50,007)			(343,237)	(17,547,528)
	(6,103)	743,676	140,148	655,178	(7,122)	-	(524,981)	1,282,332	(3,226,143)

DEDUCTIONS:
Distributions to employer
Distributions to participants		350,548	462,114	260,027	24,615		315,510	965,178	13,471,929
Loan fees	3	128	155	115	7			25	2,250
Loan withdrawals	2,485	31,464	36,378	30,530	5,896		(656,245)	10,039	-
	2,488	382,140	498,647	290,672	30,518	-	(340,735)	975,242	13,474,179

INTERFUND TRANSFERS	252,875	215,589	(93,115)	(204,413)	705,386	(147)		(292,237)	-

NET ADDITIONS (DEDUCTIONS)	244,284	577,125	(451,614)	160,093	667,746	(147)	(184,246)	14,853	(16,700,322)

NET ASSETS AVAILABLE FOR PLAN BENEFITS as of June 30, 2002	$244,284	$1,935,772	$2,190,540	$2,143,552	$667,746	$1	$899,205	$8,040,771	$75,743,767

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JUNE 30, 2002 AND 2001

A. Summary of significant accounting policies:

Investments are stated at market value using quoted market values.  Promissory notes from participants are stated at the outstanding principal balance.

The financial statements have been prepared on the accrual basis of accounting.  All security transactions are recorded on their trade date.

Participants have control over the allocation of their account balances among each of the thirteen non–AiC Common Stock Funds.  However, because Analysts International (AiC) designates the investment option for the employer matching contributions in the AIC Common Stock Fund, participants do not have complete control of their assets invested in this fund.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

The plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

B.  The Plan:

The Plan became effective January 1, 1985 under Section 401(k) of the Internal Revenue Code for the purpose of providing retirement and other benefits to eligible participants.  An employee of AI becomes eligible for the Plan upon commencement of active service.

The Plan is funded primarily by employee contributions.  Eligible employees may contribute up to 15% of their gross annual wages for pre–tax saving contributions.  Highly–compensated employees’ contributions are limited based on discrimination testing performed.  In addition, the Plan allows rollover contributions from certain qualified retirement plans.

Plan participants may choose to invest their pre-tax contributions in one or more of thirteen investment funds offered by the Putnam, Vanguard, Janus and Neuberger Berman Companies and/or

the AiC Common Stock Fund.  The thirteen funds include the Putnam Money Market Fund, the Putnam U.S. Government Income Trust, the Putnam High Yield Trust, the Putnam Fund for Growth and Income, the Putnam Voyager Fund, the Putnam Global Growth Fund, the Putnam OTC Emerging Growth Fund, the Putnam International Growth Fund, the Putnam Capital Opportunities Fund, the Vanguard 500 Index Fund, the Janus Mercury Fund, the Janus Growth and Income Fund and the Neuberger Berman Genesis Trust Fund.  Effective April 1, 2002 the Plan added the Putnam Capital Opportunities Fund and the Neuberger Berman Genesis Trust Fund.  A participant’s account (consisting of employee contributions and investment income) is fully vested.

Participant loans are made in compliance with federal regulations in effect at the time of the loan.  Effective January 1, 2001, the Plan was amended requiring the loan origination fee to be paid directly to the Trustee.  This loan origination fee is withdrawn directly from the participant’s account at the date of the loan issue.  Participant loans outstanding, included in investments, amounted to $899,205 at June 30, 2002 and $1,083,451 at June 30, 2001.

The Plan provides for employer matching contributions where the employer matches 18% of the employee’s pre–tax saving contributions, provided the employee has been employed by the employer for one year or more and is not a highly compensated employee as defined by federal tax laws.  The employer matching contributions are invested in the AiC Common Stock Fund.

Prior to January 1, 2001, a participant’s interest in the employer matching contribution vested at the rate of 20% per year after three years of service with 100% vesting after seven years.  Effective January 1, 2001 the Plan amended the vesting schedule to a vesting rate of 20% per year after one year of service with 100% vesting after five years.  Any nonvested portion of employer matching contributions to the accounts of participants who withdraw from the Plan are forfeited in compliance with federal regulations and used by the employer to reduce future matching contributions.

During March 2001, the participants in the SequoiaNet.com retirement plan were added to the Analysts International Savings and Investment Plan.  This addition was due to the 100% acquisition of SequoiaNet.com by Analysts International in December 2000.  The SequoiaNet.com plan transferred $6,792,415 million in net assets to the Plan.

Although the Company has not expressed an intent to discontinue the Plan, it may do so at any time, subject to provisions set forth in the Employee Retirement Income Security Act of 1974.  If the Plan is terminated, no further contributions will be made.  The trustee will continue to hold the funds and make distributions as if the Plan had not terminated.

C.  Trustee and administration of the Plan:

Putnam Fiduciary Trust Company has been designated as trustee.  Investments of the Plan are held by Putnam Investor Services, Inc. on behalf of the trustee.

The Company has established a Savings and Investment Plan Committee for the general administration of the Plan.

The Company pays the trustee fees on behalf of the Plan.

D.  Internal Revenue Service Status:

The IRS has issued determinations that the Plan, as originally adopted January 1, 1985, and as amended through January 17, 1994, is a qualified plan for tax purposes under Sections 401(a) and 401(k) of the Internal Revenue Code and that the trust established in connection therewith is exempt from income tax under Section 501(a) of the Code.  The Company believes the Plan as presently constituted and operated continues to meet the requirements of Sections 401(a) and 401(k) of the Code and that the related trust is exempt from income tax under Section 501(a) of the Code.  A determination letter pertaining to the amendment effective January 1, 2001 has been filed with the Internal Revenue Service and is pending approval.

E.  Investments:

	Year Ended June 30
	2002	2001
Investments at market value:
Putnam Money Market Fund	$6,249,365	$5,407,199
Putnam U.S. Government Income Trust	4,970,732	4,948,450
Putnam High Yield Trust	3,198,949	3,427,449
Putnam Fund for Growth and Income	15,352,043	19,484,967
Putnam Voyager Fund	19,035,198	28,945,714
Putnam Global Growth Fund	3,639,026	5,159,425
Putnam OTC Emerging Growth Fund	4,205,711	6,821,785
Putnam International Growth Fund	2,970,872	3,155,323
Putnam Capital Opportunities Fund	244,284	—
Vanguard 500 Index Fund	1,935,772	1,358,647
Janus Mercury Fund	2,190,540	2,642,154
Janus Growth & Income Fund	2,143,552	1,983,459
Neuberger Berman Genesis Trust	667,746	—
Pending Account	1	148
AiC Common Stock Fund	8,040,771	8,025,918

	74,844,562	91,360,638
Promissory notes from participants	899,205	1,083,451
	$75,743,767	$92,444,089

F.  Benefits Payable:

As of June 30, 2002 and 2001, net assets available for plan benefits included benefits of $1,444,480 and $1,933,128 respectively, due to participants who have withdrawn from participation in the plan.  These amounts will be reported on Schedule H, Line 1g, of the Plan’s annual report on Form 5500 when filed.

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO

THE REQUIREMENTS OF FORM 5500

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

SCHEDULE H

PART IV

LINE 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF JUNE 30, 2002

	Number of Shares	Cost	Fair Value
MUTUAL FUNDS:
Putnam Money Market Fund *	6,249,365	$6,249,365	$6,249,365
Putnam U.S. Government Income Trust *	380,607	5,121,018	4,970,732
Putnam High Yield Trust *	450,556	5,624,093	3,198,949
Putnam Fund for Growth and Income *	960,103	15,163,565	15,352,043
Putnam Voyager Fund *	1,320,055	19,117,290	19,035,198
Putnam Global Growth Fund *	549,702	6,460,769	3,639,026
Putnam OTC Emerging Growth Fund *	714,043	11,820,141	4,205,711
Putnam International Growth Fund *	154,894	3,443,773	2,970,872
Putnam Capital Opportunities Fund *	25,236	270,473	244,284
Vanguard 500 Index Fund *	21,195	2,416,730	1,935,772
Janus Mercury Fund *	137,080	4,433,877	2,190,540
Janus Growth & Income Fund *	80,283	2,872,115	2,143,552
Neuberger Berman Genesis Trust Fund *	22,423	717,753	667,746
Pending Account		1	1
AiC COMMON STOCK FUND *	1,891,946	17,196,810	8,040,771
PROMISSORY NOTES FROM PARTICIPANTS
Interest rates ranging from 5.50 to 9.00%
with maturity dates through August, 2005		899,205	899,205
		$101,806,978	$75,743,767

* Known to be a party–in–interest.

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

SCHEDULE H

PART IV

LINE 4j

SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED JUNE 30, 2002

Identity of Party Involved	Description of Transaction	Purchase Price	Selling Price	Cost of Asset	Current Value of Assets on Transaction Date	Net Loss
Putnam Fiduciary Trust Company*	Purchases Of AiC Stock	$1,625,569		$1,625,569	$1,625,569
Putnam Fiduciary Trust Company*	Sales of AiC Stock		$1,267,479	1,397,840	1,267,479	($130,361)

*Known to be a party–in–interest.

SIGNATURES

                PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date:	9/27/02

ANALYSTS INTERNATIONAL CORPORATION SAVINGS AND INVESTMENT PLAN

		By	/s/ Colleen Davenport
Colleen Davenport, member of the Plan
Committee

EXHIBIT INDEX

No.	Exhibit

24.	Independent Auditors’ Consent